

July 15, 2011

Via E-mail
William H. Rogers, Jr.
Chairman and Chief Executive Officer
SunTrust Banks, Inc.
303 Peachtree Street, N.E.
Atlanta, GA 30308

> **Re:** **SunTrust Banks, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2011**
> **Filed May 6, 2011**
> **File No. 001-08918**

Dear Mr. Rogers:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have filed a number of prospectus supplements pursuant to Rule 424(b)(2). It does not appear that you have filed unqualified legality opinions for the medium-term notes offerings covered by the automatic shelf registration statement on Form S-3 filed on September 3, 2009. Please file the unqualified opinions in a Form 8-K or by post effective amendment. Please see Securities Act Rules Compliance and Disclosure Interpretation 212.05 as guidance.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 1A.  Risk Factors

The Dodd-Frank Act makes fundamental changes in the regulation…,page 9

2.      We note your disclosure regarding the Dodd-Frank Act including how the increased regulation of derivatives and proprietary trading activities may adversely affect your profits.  Please revise your future filings, and provide us your proposed disclosure, to address your activities that could be subject to the Volcker rule prohibitions and quantify the effects they may have on your business.

We are subject to certain risks related to originating and selling mortgages…, page 11

3.      Please provide draft disclosure to be included in future filings that quantifies the amount of mortgage repurchase requests that you have received and identifies any trends that contribute to this risk factor.  Please also provide quantitative disclosure that compares the amount of requests received with the amount of loans repurchased.

Any reduction in our credit rating could increase the cost of our funding…, page 16

4.      We note that your credit ratings were downgraded in 2009 and 2010.  Please expand this risk factor to discuss and quantify the effect the downgrades have had on your funding costs and results of operations.  Also, please quantify the expected impact of a one and two notch downgrade in credit ratings.

Item 7.  Management's Discussion and Analysis of Financial Condition…, page 22

Consolidated Financial Results, page 27

Table 5 – Loan Portfolio by Types of Loans (Post-Adoption), page 34

5.      We note that you have $16.8 billion of home equity products, consisting of approximately 14% of your total loans held for investment.  Please respond to the following:

- Tell us and disclose the percentage of these loans that are in the second lien position.

- Tell us whether you are able to track whether the first lien position is in default, regardless of whether you hold the first lien loan.  If so, please tell us the results of that data and consider providing disclosure of this information in future filings.

- Tell us and disclose the percentage of the second home equity loan and closed-end second mortgages where you also hold the first lien.

- Tell us whether the default and delinquency statistics for the second mortgages where you also hold the first lien show a different trend than situations where you do not also hold the first lien loan.

- Tell us and enhance disclosures in future filings to provide a discussion of how many borrowers are only paying the minimum amount due on the home equity lines of credit.

- Describe the terms of the home equity loans in more detail. For example, tell us how long the draw periods are for the loans and provide more quantitative data on when the loans convert to amortizing.

- Tell us whether the default and delinquency statistics for amortizing loans show a different trend than situations where the home equity loans have not converted to amortizing.

Noninterest income, page 30

6.      Refer to your disclosure at the bottom of page 30. Please provide proposed disclosure to be included in future filings that details what actions you "will pursue to alter [y]our fee structure to clients or to alter the costs of operating the debit card business." Similarly, please expand your risk factor disclosure on page 9 under "[t]he Dodd-Frank Act makes fundamental changes in the regulation…" to quantify the estimated decline in interchange income as a result of the debit interchange rule.

Table 9 – Loan Types by Geography, page 37

7.      We note your disclosure that this table excludes private-label student loans with third-party insurance and residential mortgages that were guaranteed by government agencies for which there was nominal risk of credit risk. Given that this table is only showing geographic data, it is unclear why these loans couldn't be included within the table and then a footnote indicating the total amount of these loans.

Table 16 – Selected Residential TDRs, page, 47

8.      Please confirm that you do not exclude loans modified to borrowers experiencing financial difficulty from your TDR disclosures due to the existence of a government guarantee or government insurance. To the extent that these amounts are excluded from your TDR disclosures, revise future filings to state this fact and quantify the amount of loans that are excluded from TDRs as a result.

Capital Resources, page 55

Table 24 – Capital Ratios, page 55

9.      We note your presentation of Tier 1 common equity as of December 31, 2010, 2009 and 2008.  Given that this measure is not a required disclosure by a government, governmental authority or self-regulatory organization, it would appear to be a non-GAAP measure.  Thus, please revise future filings to provide the disclosures required by Item 10 of Regulation S-K

Credit Risk Management, page 58

10.     We note your disclosure regarding your underwriting standards and also refer to your risk factor disclosure on page 12 where you state that you "have taken steps to enhance [y]our underwriting policies and procedures."  In future filings, please describe the steps that you have taken and clarify how your changes in underwriting procedures have resulted in credit risk mitigation.

Market Risk Management, page 59

11.     We note that you disclose interest rate risk as your primary market risk.  In future filings, please add disclosure in your risk factors section that addresses your exposure arising from interest rate risk and provides a quantitative discussion of the amount of your variable rate loans subject to this risk.

Trading Activities, page 61

12.     We note that your VAR calculation measures the potential losses using a 99% confidence level with a one-day holding period.  Please tell us, and disclose in future filings, whether trading losses incurred on a single day exceeded your 99% one-day VAR during each period presented.  To the extent that that number of trading losses occurring in excess of your one-day VAR was not as statistically expected, please discuss the procedures you performed to validate the appropriateness of your model.

Liquidity Risk, page 61

13.     You have disclosed on page 62 that the Bank retained a material cash position in the form of excess reserves in its Federal Reserve account, which you used some of this liquidity to purchase and retire high-cost debt securities or other borrowings.  Given the importance of liquidity to your operations, and the potential volatility of liquid assets on a daily basis, please disclose the amount of liquid assets as of each balance sheet date, along with the average amounts of liquid assets during the period.  Additionally, please consider disaggregating and quantifying the components included in liquid assets, on both a period end and average during the period basis.

14.     Based upon your disclosures, it appears that you manage liquidity risk at the consolidated level and at the parent company.  Please clarify whether you manage liquidity risk at the subsidiary levels (e.g., Bank, etc.) separately.  If so, please provide more quantitative discussion of liquidity, such as liquid assets, at these other levels in future filings.

Critical Accounting Policies, page 66

Allowance for Credit Losses, page 66

15.     Your disclosure on page 67 as to how your internal risk ratings relate to the likelihood of loss appears to be vague.  For example, you have indicated that if 10 percent of loans within your commercial portfolio segment experienced downgrades of two internal risk ratings, the ALLL for this portfolio would increase by $150 million as of December 31, 2010.  Please clarify how this adjustment is calculated and provide more specificity on how you chose to only downgrade 10 percent of your commercial portfolio loans, and which ones, for purposes of this sensitivity disclosure.  For example, it would appear that a different result could occur if the 10 percent of loans downgraded were some of the higher graded loans, versus loans that were already lower graded in the portfolio.

Business Segment Results, page 79

Mortgage, page 85

16.     We note your disclosure that in 2009 you had a $347 million decrease in operating losses due to a change in classification related to borrower misrepresentation and claim denials.  We also note your disclosure on page 186 that you filed suit against United Guaranty Residential Insurance Company of North Carolina (UGRIC) in July 2009 seeking payment of denied mortgage insurance claims regarding second lien mortgages.  Please tell us whether you have any loans insured by UGRIC for which you have not provided an allowance for loan loss given the mortgage insurance on the loan, and if so, please quantify the amounts.  Additionally, please tell us whether you have experienced other mortgage insurers denying a significant amount of claims, and if so, please quantify the amount of loans subject to that coverage, and discuss how you are factoring in the insurance claim denials into your allowance for loan loss.

Item 8 – Financial Statements and Supplementary Data, page 91

Note 1 – Significant Accounting Policies, page 97

Loans, page 99

17.     We note that some of your policy disclosures have not been discussed or disaggregated by class of financing receivable as required by ASC 310-10-50.  Specifically, it is unclear

how you comply with the disclosure requirements of ASC 310-10-50-5B and 310-10-50-15 as they require you to provide information discussed in ASC 310-10-50-6(a) through 50-6(d) and ASC 310-10-50-15(b) and (e) by class of financing receivable. Please either revise future filings to provide the required disclosures, clarify that the disclosed policies relate to all of your classes of financing receivables, or tell us why you believe further disaggregation is not deemed necessary.

Note 6 – Loans, page 113

18.    Please revise future filings to disclose the amount of interest income that represents the change in present value attributable to the passage of time or disclose that you recognize this amount as bad-debt expense. Refer to ASC 310-10-50-19.

19.    We note your disclosure that OREO does not include foreclosed real estate related to serviced loans insured by the FHA or VA. Please quantify the amount of OREO excluded as of December 31, 2010 and 2009, and clarify the mechanics related to the accounting for OREO for FHA and VA loans, including whether you ever take title to the properties prior to submitting the claims to FHA and VA. Additionally, please tell us whether have experienced any increases in denials of claims from the U.S. Government on these types of loans.

20.    We note your disclosure that the tables disclosing current FICO scores for each of your residential and consumer loan classes excludes student loans and residential mortgages guaranteed by government agencies. Please tell us and clarify your disclosure in future filings as to whether you get updated FICO scores for those loan balances. If not, please disclose whether there are any other credit indicators or other procedures you perform related to those loans.

Note 9 – Goodwill and Other Intangible Assets, page 121

21.    We note your disclosure that you completed your annual impairment review of goodwill as of September 30, 2010 and determined there was no impairment of your $6.3 billion balance of goodwill. Given that the vast majority of the goodwill balance is in segments that are operating at near break-even levels in 2010, and the fact that your market capitalization is substantially below book value as of December 31, 2010 and subsequent periods, please revise future filings to disclose the percentage by which the fair value of your reporting unit exceeds the carrying value.

22.    We note that you recognized a $275 million reduction in your residential mortgage servicing rights during 2010 (and a $7 million decrease in the first quarter of 2011) and your footnote indicates that it primarily represents changes in discount rates and prepayment speed assumptions. We also note your disclosure on page 68 of your March 31, 2011 Form 10-Q that your valuation methodology assumes that the higher elevated servicing costs that you are currently experiencing will remain high for a

considerable period of time and thus your valuation of MSRs in the first quarter of 2011 does not explicitly assume any higher costs associated with the April 13, 2011 Federal Reserve Consent order.   Please tell us about the adjustments you have made to assumptions regarding higher servicing costs, including quantifying the amounts and the specific periods the assumption changes were made.

23.     We note your disclosure that as of January 1, 2009, you elected to create a second class of MSRs that was reported at fair value and you therefore transferred certain existing MSRs from LOCOM to fair value.  We also note that that MSRs associated with loans originated and sold prior to 2008 continued to be accounted for at LOCOM until January 1, 2010 when you elected to designate all remaining MSRs carried at LOCOM at fair value.  Please tell us the accounting guidance you relied up to elect the fair value option on these assets after initial recognition of the amounts.

Note 11 – Certain Transfers of Financial Assets, Mortgage Servicing Rights…, page 122

24.     We note your disclosure on page 127 showing your portfolio balances and delinquency balances based on accruing loans 90 days or more past due and all nonaccrual loans, and net charge-offs related to managed portfolio loans.  We also note that residential loans securitized through Ginnie Mae, Fannie Mae and Freddie Mac have been excluded from the table since you do not retain any beneficial interest or other continuing involvement in the loans other than servicing responsibilities.  Lastly, we note your disclosure that past due loans includes $979 million of loans eligible for repurchase from GNMA as of December 31, 2009 and $0 as of December 31, 2010.  Please respond to the following:

- Tell us in more detail why you exclude the GNMA loans from this disclosure.  In this regard, we note that you would appear to regain control over the loans once they become past due and eligible for repurchase and thus this would appear to be relevant and useful information.

- Tell us why the past due loans eligible for repurchase from GNMA decreased from $979 million at December 31, 2009 to $0 at December 31, 2010.

- Given that you maintain a significant representation and warranty reserve related to the Fannie Mae and Freddie Mac loans, as discussed in further detail in Note 18, please tell us why you do not believe it would be useful to provide disclosure related to the delinquency statistics in those trusts given that those are the loans most likely to result in a repurchase request.

Note 18 – Reinsurance Arrangements and Guarantees, page 159

Guarantees, page 160

Visa, page 160

25.     We note that you sold 3.2 million shares of Class B Visa Inc.'s common stock to another financial institution ("Counterparty) and entered into a derivative with the Counterparty. Under the derivative, the Counterparty will compensate you for any decline in the conversion factor as a result of the outcome of the litigation. Conversely, you will be compensated by the Counterparty for any increase in the conversion factor. Please tell us, and expand your disclosure in future filings to discuss, what the conversion factor is and how it is used to determine the level of compensation.

26.     Also clarify whether the range of loss determined based upon the Visa litigation is also incorporated into your reasonable possible losses of range discussed in Note 21 on page 183. If not, please explain your reasons for excluding it.

Loan Sales, page 161

27.     We note that you have not determined an estimated range of reasonably possible loss for your potential obligation to repurchase mortgages that you have sold, whether as whole loans or pursuant to a securitization, because such obligation depends upon the occurrence of future events and any potential future liability cannot be determined. However, you disclosed on page 31 that you expect repurchase requests to be at elevated levels for the foreseeable future. We also note that repurchase request volume was $1.1 billion, $1.1 billion and $557 million during the years ended 2010, 2009 and 2008, respectively, and on a cumulative basis since 2005 has been $3.5 billon. Given your experience in resolving such claims, it appears that you should be able to provide an estimate of reasonably possible loss in excess of the estimated liability for your mortgage repurchase request. Please advise.

Note 19 – Concentrations of Credit Risk

28.      We note your disclosure that you had $13.2 billion and $15.4 billion of interest only loans, primarily with a 10 year interest only period. Please clarify if these amounts refer to, or include, your home equity mortgages.

Item 15.  Exhibits, Financial Statement Schedules, page 196

29.     Please tell us the basis for your determination that you are not required to file the agreements you entered into related to the transfer of $14.1 billion in money market funds to Federated Investors.

Exhibits 31.1 and 31.2

30.     Please refer to Exhibits 31.1 and 31.2 to the Form 10-Q for the quarter ended
        March 31, 2011.  We note that the identification of the certifying individual at the
        beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the
        title of the certifying individual.  In future filings, the identification of the certifying
        individual at the beginning of the certification should be revised so as not to include the
        individual's title.

Form 10-Q for the Quarter Ended March 31, 2011

Note 3 – Loans, page 10

31.     You have disclosed that the credit quality indicator used in accessing the credit quality
        for your commercial portfolio is using the individual loan's risk assessment expressed
        according to regulatory agency classification, Pass or Criticized.  However, in Note 6 on
        page 113 of your Form 10-K for the year ended December 31, 2010, you indicated that
        you consider credit ratings from NRSROs when assigning credit ratings to commercial
        borrowers, except that you also consider proprietary loss severity expectations to derive a
        dual rating approach to risk of loss.  Please clarify whether your current policy represents
        a change in how you determine the credit quality of your commercial portfolio from the
        prior period.  If so, please explain to us why you believe this approach is a more
        appropriate method in assessing the credit quality of your commercial borrowers.

32.     In addition, please expand your disclosure in future filings to discuss the criteria that
        would constitute a loan as being classified as Pass or Criticized, and clarify whether you
        have different sub-categories of loans classified as criticized which should also be
        disclosed as a relevant credit quality indicator.

Note 12 – Fair Value Election and Measurement, page 35

33.     We note your disclosure on page 49 that you value Level 3 OREO consisting of lots and
        land using a pooled approach when property-specific values are not available.  Please
        respond to the following:

        •   Describe the pooled approach used in more detail;

        •   Tell us whether you have sold any of these OREO properties, and if so, whether a
            significant loss was recorded upon sale.  To the extent the answer is yes, tell us how
            you adjusted your pooled methodology to more appropriately approximate fair value
            for these properties; and

        •   We note your disclosure on page 76 that you had a net loss on sales of OREO of
            $13 million and net gain on sales of $6 million, "excluding changes in the valuation

reserve attributable to lots and land for which current property-specific values were not available prior to sale." Please clarify what is meant by this statement and quantify the amount of additional reserve necessary in comparison to the value of property sold.

Note 14 – Contingencies, page 54

Consent Order with the Federal Reserve, page 55

34.    We refer to your disclosure regarding the consent order that you and certain of your subsidiaries have entered into with the Federal Reserve as of April 13, 2011. Please file a copy of the consent order as an exhibit or, alternatively, provide a detailed analysis supporting your conclusion that you are not required to do so. Please also provide us with draft disclosure to be included in future filings describing the steps that you have taken to improve upon residential mortgage loan servicing, loss mitigation and foreclosure activities and any material impact to your future operations as a result of compliance with the consent orders, including, as appropriate, risk factor disclosure.

Item 2 – Management's Discussion and Analysis of Financial Condition…, page 59

Executive Overview, page 60

Financial performance, page 61

35.    We note your discussion of your financial performance during the first quarter of 2011. Given that one of the most significant and prominent drivers of your net profit during the quarter was due to allowance for loan loss releases (which represented 55% of your pre-tax profit), we believe this fact should be more prominently disclosed and discussed, including the fact that the level of reserve releases is not sustainable, when discussing your financial results.

36.    Please refer to Table 1 on pages 63 and 64 where you reconcile your non-GAAP measures. We note that you present adjustments "net of tax" when reconciling certain non-GAAP financial measures. In future filings, please provide the tax effect of each reconciling item disclosed parenthetically or in a footnote to the reconciliation. Alternatively, you can also present the tax effect in one line in the reconciliation.

Exhibits 31.1 and 32.1

37.    We note that James M. Wells III signed the section 302 and 906 certifications as the Chairman of the Board and Chief Executive Officer (CEO) dated May 4, 2011. We also note in a Form 8-K filed on April 21, 2011, the company announced William H. Rogers Jr. as CEO effective immediately, as part of a planned management transition. Please explain to us why the section 302 and 906 certifications were not

signed by Mr. Rogers given that he was the CEO when the Form 10-Q for the quarter ended March 31, 2011 was filed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Crittendon at (202) 551-3472 or Stephanie Hunsaker, Senior Assistant Chief Accountant, at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Michael Seaman at (202) 551-3366 with any other questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director